UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)*
CHEMUNG FINANCIAL CORPORATION
(Name of Issuer)
Common Stock, Par Value $0.01
(Title of Class of Securities)
164024 10 1
(CUSIP NUMBER)
David J. Dalrymple, 274 Coleman Avenue, Elmira, New York 14903; Telephone:  (607) 737-5077 with a copy to Seth T. Hiland, Esq., Sayles & Evans, One West Church Street, Elmira, New York 14901; Telephone:  (607) 734-2271
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 3, 2015
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box.  ☐
Note:  Schedules filed in  paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d‑7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 15 Pages
CUSIP No.  164024 10 1
1.            Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).
David J. Dalrymple
2.            Check the Appropriate Box if a Member of a Group (See Instructions)
(a)            ⁫
(b)	☒
3.            SEC Use Only
4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of                                    7.      Sole Voting Power                                                                                   10,850
Shares
Beneficially                               8.     Shared Voting Power                                                  358,496
Owned by
Each Reporting                   9.     Sole Dispositive Power                                                  10,850
Person With

10.  Shared Dispositive Power                 358,496
11.	Aggregate Amount Beneficially Owned by 369,346

Each Reporting Person
12.	Check if the Aggregate Amount in Row (11)
Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.95%
14.	Type of Reporting Person (See Instructions) IN

Page 2 of 15 Pages
CUSIP No.  164024 10 1
1.            Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).
Robert H. Dalrymple
2.            Check the Appropriate Box if a Member of a Group (See Instructions)
(a)            ⁫
(b)            ☒

3.            SEC Use Only
4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of                            7.        Sole Voting Power                                                        243,432
Shares
Beneficially                       8.        Shared Voting Power                                                      58,947
Owned by
Each Reporting          9.       Sole Dispositive Power                                                      243,432
Person With
                                10.        Shared Dispositive Power                                                  58,947

11.	Aggregate Amount Beneficially Owned by 302,379

Each Reporting Person
12.	Check if the Aggregate Amount in Row (11)
Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 6.51%
14.	Type of Reporting Person (See Instructions) IN

Page 3 of 15 Pages
CUSIP No.  164024 10 1
1.            Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).
Joanne F. Dalrymple
2.            Check the Appropriate Box if a Member of a Group (See Instructions)
(a)            ⁫
(b)            ☒

3.            SEC Use Only
4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of                         7.       Sole Voting Power                                                          0
Shares
Beneficially                   8.        Shared Voting Power                                                    334,942
Owned by
Each Reporting      9.       Sole Dispositive Power                                                                                                                                                        0
Person With
                              10.        Shared Dispositive Power                                                                                                      334,942

11.	Aggregate Amount Beneficially Owned by 334,942

Each Reporting Person
12.	Check if the Aggregate Amount in Row (11)
Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.21%
14.	Type of Reporting Person (See Instructions) IN

Page 4 of 15 Pages
CUSIP No.  164024 10 1
1.            Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).
Dalrymple Family Limited Partnership
2.            Check the Appropriate Box if a Member of a Group (See Instructions)
(a)            ⁫
(b)            ☒

3.            SEC Use Only
4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization State of New York
Number of                                  7.        Sole Voting Power                                                                                                                      0
Shares
Beneficially                             8.        Shared Voting Power                                                                                                          334,942
Owned by
Each Reporting                 9.       Sole Dispositive Power  0
Person With
                                    10.        Shared Dispositive Power                                                                                                 334,942

11.	Aggregate Amount Beneficially Owned by 334,942

Each Reporting Person
12.	Check if the Aggregate Amount in Row (11)
Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.21%
14.	Type of Reporting Person (See Instructions) PN

Page 5 of 15 Pages
Item 1.                  Security and Issuer.
Common Stock, Par Value $0.01
Chemung Financial Corporation
One Chemung Canal Plaza
Elmira, New York 14902
Item 2.                  Identity and Background.
Item 2 is hereby amended effective as of the date of this Amendment to read as follows:
"Pursuant to Rule 13d-1(k) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended ("Exchange Act"), the undersigned David J. Dalrymple, Robert H. Dalrymple, Joanne F. Dalrymple, and Dalrymple Family Limited Partnership, hereby file this Schedule 13D statement jointly.  The above-named persons are hereinafter sometimes collectively referred to as the "Reporting Persons."  The Reporting Persons are making this single joint filing because certain of the Reporting Persons may be deemed to share beneficial ownership of certain shares of the Common Stock of the Issuer as a result of family and other relationships among them.  Any such beneficial ownership is expressly disclaimed by each of the Reporting Persons.  The Reporting Persons are also making this single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act, although neither the fact of this filing for anything contained herein shall be deemed an admission by any Reporting Person that any such group exists.
David J. Dalrymple
(a)	Name
David J. Dalrymple
(b)	Residence Address
274 Coleman Avenue
Elmira, New York 14903

(c)	Present Principal Occupation or Employment and Name, Principal Business, and Address of Organization in which Conducted
President, Dalrymple Gravel and Contracting Company, Inc.
990 County Road 64
Elmira, New York 14903

 (d)            Criminal Convictions in Past Five (5) Years
None
(e)	Civil Proceedings under Federal and State Securities Laws in Past Five (5) Years
None
(f)            Citizenship
United States
Robert H. Dalrymple
(a)	Name
Robert H. Dalrymple
(b)	Residence Address
88 Quail Run
Elmira, New York 14903

(c)	Present Principal Occupation or Employment and Name, Principal Business, and Address of Organization in which Conducted
Vice President and Secretary, Dalrynple Holding Corporation
2105 South Broadway
Pine City, New York 14871

 (d)            Criminal Convictions in Past Five (5) Years
None
(e)	Civil Proceedings under Federal and State Securities Laws in Past Five (5) Years
None

Page 6 of 15 Pages

(f)            Citizenship
United States
Joanne F. Dalrymple
(a)	Name
Joanne F. Dalrymple
(b)	Residence Address
274 Coleman Avenue
Elmira, New York 14903

(c)	Present Principal Occupation or Employment and Name, Principal Business, and Address of Organization in which Conducted
None

 (d)            Criminal Convictions in Past Five (5) Years
None
(e)	Civil Proceedings under Federal and State Securities Laws in Past Five (5) Years
None

Page 7 of 15 Pages

(f)            Citizenship
United States
Dalrymple Family Limited Partnership
Name
Dalrymple Family Limited Partnership
State of Organization
New York

Principal Business
Investing partnership

            Principal Business Address
2105 South Broadway
Pine City, New York 14871
(c)	Criminal Convictions in Past Five (5) Years
None

(d)	Civil Proceedings under Federal and State Securities Laws in Past Five (5) Years
None
(f)            Citizenship
United States
David J. Dalrymple and Joanne F. Dalrymple are the managers of and are the owners of all of the voting membership interests in two limited liability companies that are the general and limited partners of Dalrymple Family Limited Partnership. In such capacities, David J. Dalrymple and Joanne F. Dalrymple share voting and dispositive powers with respect to all assets owned by Dalrymple Family Limited Partnership."
Item 3.                  Source and Amount of Funds or Other Consideration.

Item 4.                  Purpose of Transaction.

Item 5.                  Interest in Securities of the Issuer.
Item 5 is hereby amended by deleting part (a) in its entirety and inserting the following in the place thereof:
"(a)

Page 8 of 15 Pages
David J. Dalrymple
The aggregate number of shares that David J. Dalrymple may be deemed to beneficially own is 369,344.  This number consists of 10,848 shares held in his own name, 334,942 shares held by Dalrymple Family Limited Partnership, and 23,554 shares held in two trusts under the Will of Mary Ellen Dalrymple of which he is a co-trustee and, in the case of one trust, a beneficiary.  The percentage of the issued and outstanding shares that David J. Dalrymple may be deemed to beneficially own is 7.95%.
Robert H. Dalrymple
The aggregate number of shares that Robert H. Dalrymple may be deemed to beneficially own is 302,327.  This number consists of 243,432 shares held in his own name, 24,758 shares held by Dalrymple Holding Corporation, a New York corporation of which he is a 50%  shareholder and officer, 23,554 shares held in two trusts under the Will of Mary Ellen Dalrymple of which he is a co-trustee and, in the case of one trust, a beneficiary, and 10,635 shares held by his wife, Elizabeth T. Dalrymple.  Robert H. Dalrymple disclaims beneficial ownership of all of the shares held by Elizabeth T. Dalrymple.  The percentage of the issued and outstanding shares that Robert H. Dalrymple may be deemed to beneficially own is 6.51%.
Joanne F. Dalrymple
The aggregate number of shares that Joanne F. Dalrymple may be deemed to beneficially own is 334,942, all of which shares are held by Dalrymple Family Limited Partnership.  Joanne F. Dalrymple disclaims beneficial ownership of all of the shares held by David J. Dalrymple in his own name.  The percentage of the issued and outstanding shares that Joanne F. Dalrymple may be deemed to beneficially own is 7.21%.
Dalrymple Family Limited Partnership
The aggregate number of shares that Dalrymple Family Limited Partnership may be deemed to beneficially own is 334,942.  This number represents the number of shares held by Dalrymple Family Limited Partnership in its own name.  The percentage of the issued and outstanding shares that Dalrymple Family Limited Partnership may be deemed to beneficially own is 7.21%."
Item 5 is further amended by deleting part (b) in its entirety and inserting the following in the place thereof:
"(b)
David J. Dalrymple
David J. Dalrymple has sole power to vote or direct the voting and sole power to dispose or direct the disposition of 10,848 shares.  With respect to the remaining shares deemed beneficially owned by David J. Dalrymple, he shares the power to vote and dispose of such shares as follows: (i) with respect to the 23,554 shares held in trusts created under the Will of

Page 9 of 15 Pages
Mary E. Dalrymple, with his co-trustee, Robert H. Dalrymple; and (ii) with respect to the 334,942 shares held by the Dalrymple Family Limited Partnership, with Joanne F. Dalrymple.
Robert H. Dalrymple
Robert H. Dalrymple has sole power to vote or direct the voting and sole power to dispose or direct the disposition of 243,432 shares.  With respect to the remaining shares deemed beneficially owned by Robert H. Dalrymple, he shares the power to vote and dispose of such shares as follows: (i) with respect to the 23,554 shares held in trusts created under the Will of Mary E. Dalrymple, with his co-trustee, David J. Dalrymple; and (ii) with respect to the 24,758 shares held by Dalrymple Holding Corporation, with the other officer and shareholder of said corporation, Edward C. Dalrymple, Jr. (an individual residing at 6217 Bills Road, Mineral, Virginia 23117).  Robert H. Dalrymple does not have the power to vote or direct the voting of or dispose or direct the disposition of the shares owned by Elizabeth T. Dalrymple.
Joanne F. Dalrymple
Joanne F. Dalrymple shares the power to vote and dispose of the 334,942 shares held by the Dalrymple Family Limited Partnership with David J. Dalrymple.  Joanne F. Dalrymple does not have the power to vote or direct the voting of or dispose or direct the disposition of the shares owned by her husband and disclaims beneficial ownership of such shares.
Dalrymple Family Limited Partnership

Page 10 of 15 Pages
The two general partners of Dalrymple Family Limited Partnership, David J. Dalrymple and Joanne F. Dalrymple, control the voting and disposition of its 334,942 shares."
Item 5 is further amended by deleting part (c) in its entirety and inserting the following in the place thereof:
"(c)
David J. Dalrymple
On January 15, 2015, David J. Dalrymple acquired 904 shares by grant from the Issuer.
Robert H. Dalrymple
On January 15, 2015, Robert J. Dalrymple acquired 771 shares by grant from the Issuer.
Joanne F. Dalrymple
Joanne F. Dalrymple has effected no transactions in the Issuer's common stock during the past sixty (60) days.
Dalrymple Family Limited Partnership
On February 5, 2015, Dalrymple Family Limited Partnership received a transfer of 16,300 shares from Wood Fassett and Company, a business entity owned by David J. Dalrymple."
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 7.                  Material to be Filed as Exhibits.

Page 11 of 15 Pages
Signature:
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:                                                                     March 9, 2015
Signature:                                                                                                                            /s/David J. Dalrymple
David J. Dalrymple

Page 12 of 15 Pages
Signature:
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:                                                             March 9, 2015
Signature:                                                                                                                            /s/Robert H. Dalrymple
Robert H. Dalrymple

Page 13 of 15 Pages
Signature:
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:                                                              March 9, 2015
Signature:                                                                                                                            /s/Joanne F. Dalrymple
Joanne F. Dalrymple

Page 14 of 15 Pages
Signature:
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:                                                                                March 9, 2015
Signature:                                                                                                                              /s/David J. Dalrymple
Dalrymple Family Limited Partnership
By: David J. Dalrymple, general partner

Page 15 of 15 Pages